Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

October 14, 2009

Justin Dobbie, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.
Form 10-Q for Period Ended June 30, 2009
Filed August 10, 2009
File No. 000-17820

Dear Mr. Dobbie:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Thomas J. Shara, the Company’s President and Chief Executive Officer, dated September 30, 2009. The Company has set forth below the SEC comment verbatim, followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Note 11 – Preferred Stock, page 15

1.	SEC Comment:	We have reviewed your response to prior comment three from our letter dated September 2, 2009. We note from your response that you intend to retire the preferred shares before the preferred dividend rate increases from 5% to 9% in year five; therefore, it is still unclear how you determined that discounting the cash flows of the contractual dividends over a 10 year period is appropriate. Please further explain your position, given your intentions. Additionally, tell us whether you would obtain a materially different valuation on the preferred shares if you assumed their probable early redemption at year five.

	Company Response:	In computing the net present value of the preferred shares, management utilized a ten year period to discount the cash flows. We determined the estimated life from a market participant perspective. A

Justin Dobbie, Esq. Page 2	October 14, 2009

market participant would not be aware of the Company’s intent or ability to redeem these securities early. Management believes that this methodology is consistent with industry practice.

The following table compares the difference in using a 5 or 10 year period in computing the net present value of the preferred shares (dollars in thousands):

	10 Year	5 Year

Net Present Value	$35,510	$40,770

Percent of Fair Value	94.3%	95.0%

Warrant value	$3,344	$2,934

Annual Amortization (1)	$669	$587

(1) Both based on 5 year amortization

The difference between the annual amortization of the warrant value using either of these periods would amount to approximately $82 thousand per year. We have evaluated the qualitative and quantitative factors of this difference under Staff Accounting Bulletin No. 108. Accordingly management does not believe that the allocation of the $59 million in cash proceeds between the warrant and preferred shares issued or the income statement impact if a 5 year estimated life assumption were utilized would materially impact the Company’s financial statements. In future filings, the Company will indicate that a 10 year period was utilized in determining the fair value of the preferred shares.

Closing Comments

The Company hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Justin Dobbie, Esq. Page 3	October 14, 2009

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 973-697-2000 ext. 274, or if you cannot reach me, our outside corporate counsel, Laura R. Kuntz of Lowenstein Sandler PC, at 973-597-2398.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson
Senior Vice President and General Counsel

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.